Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Group Secretariat

2nd November 2001

02015578

SUPPL

02 MAR -1 AM 8:38

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a copy of a letter dated 2nd November 2001 in respect of the above Company which was sent to the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Encl

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Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-7953

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

2nd November 2001

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
United Kingdom

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")
- Share Repurchase

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase	:	2nd November 2001
Total number of shares repurchased	:	126,800 shares
Highest price paid per share	:	US$5.6000
Lowest price paid per share	:	US$5.5996

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

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